SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                    FORM 11-K
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934



                   For the fiscal year ended December 31, 2000

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from _____________ to ___________




                         Commission file number 0-22531







A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PanAmSat Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PanAmSat Corporation, One Pickwick Plaza, Greenwich, Connecticut 06830

                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBIT FILED AS REQUIRED BY ITEM 4 OF FORM
11-K
-------------------------------------------------------------------------------

                                                                          Page
                                                                          ----

INDEPENDENT AUDITORS' REPORT                                                2

FINANCIAL STATEMENTS:

    Statement of Net Assets Available for Benefits
      as of December 31, 2000 and 1999                                      3

    Statement of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 2000 and 1999                        4

    Notes to Financial Statements                                         5-9

SUPPLEMENTAL SCHEDULES:

    Schedule H, Part IV, Line 4i - Schedule of Assets Held for
      Investment Purposes as of December 31, 2000                          10

    Schedule H, Part IV, Line 4j - Schedule of Reportable
      Transactions for the Year Ended December 31, 2000                    11

Exhibit 23 - Consent of Independent Auditors

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
PanAmSat Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PanAmSat Corporation Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Stamford, Connecticut
June 22, 2001

                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2000 AND 1999



                                                                        2000               1999
ASSETS:
   Investments, at fair value:
     Interest Bearing Cash                                         $     136,200       $    -
     Mutual Funds                                                     20,163,563         18,546,669
     Common Stock                                                      6,206,253          7,211,789
     Participant Loans                                                   930,357          1,057,490
                                                                   -------------       ------------
                 Total Investments                                    27,436,373         26,815,948
                                                                   -------------       ------------

   Receivables:
     Participant Contributions                                            14,343             62,282
     Employer Contribution                                                63,176             40,210
     Dividends and Interest Receivable                                       858             12,524
     Other Receivables                                                     5,690                -
                                                                   -------------       ------------
                 Total Receivables                                        84,067            115,016
                                                                   -------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                                  $  27,520,440       $ 26,930,964
                                                                   =============       ============

                       See notes to financial statements.

                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                        2000               1999
ADDITIONS:
     Investment Income:
       Net (depreciation) appreciation in fair value
         of investments                                           $   (5,801,171)     $    4,341,004
       Dividends and interest                                          2,146,620           1,197,380
       Participant Contributions                                       4,013,620           2,798,396
       Employer Contributions                                          1,668,848           1,264,080
                                                                  --------------      --------------
             Total additions                                           2,027,917           9,600,860
                                                                  --------------      --------------
DEDUCTIONS:
       Administrative Expenses                                            (1,823)                 -
       Distributions to Participants                                  (1,436,618)         (2,543,240)
                                                                  --------------      --------------
             Total deductions                                         (1,438,441)         (2,543,240)
                                                                  --------------      --------------
NET INCREASE                                                             589,476           7,057,620

NET ASSETS AVAILABLE FOR BENEFITS:
       Beginning of year                                              26,930,964          19,873,344
                                                                  --------------      --------------
       End of year                                                   $27,520,440         $26,930,964
                                                                  ==============      ==============




                       See notes to financial statements.

                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

The following brief description of the PanAmSat Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a voluntary defined contribution plan, which was established June 1, 1997. Generally, all employees of the Company who have completed one month of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective February 1, 2000, the Plan changed trustees and recordkeepers from the Merrill Lynch Trust Company ("Merrill Lynch") to Fidelity Management Trust Company ("Fidelity").

In conjunction with this change in trustees, the Plan liquidated all of its mutual fund investments with Merrill Lynch and transferred to Fidelity the shares of the Company's common stock held in the PanAmSat Corporation Common Stock Fund. Proceeds from the liquidation of mutual fund investments with Merrill Lynch were transferred to mutual fund investment options offered by Fidelity.

Participant Contributions - Eligible employees can elect to defer a percentage of their compensation by means of a pretax contribution to the Plan, up to an annual maximum of 16% of compensation, provided such amount withheld does not exceed a maximum dollar amount established under the Internal Revenue Code ($10,500 in 2000 and $10,000 in 1999).

Employer Matching Contributions - The Company contributes on a matching basis an amount equal to 100%, of up to the first 4% of each participant's compensation, which is invested in PanAmSat Corporation common stock. Matching contributions with respect to elective deferrals made in any calendar year must remain invested in that form for a period of time which is at least the January 1 following one calendar year after the calendar year in which such contribution is made.

Vesting - There is 100% vesting of employee and employer contributions immediately upon participation.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options, of which neither the principal nor investment earnings are guaranteed. Plan assets were held in the following funds at December 31, 2000:

     Fidelity Fund - This fund seeks long-term capital growth, with a reasonable level of current income as a secondary objective, through investment in common stocks.

     Fidelity Managed Income Portfolio Fund - This fund seeks the preservation of capital and a competitive level of income over time. The portfolio's goal is to maintain a stable $1 share price, but yields will fluctuate. The portfolio purchases investment contracts with variable and fixed rates that have maturities of between one and seven years. A portion of this fund's investments are guaranteed investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals). The average yield was approximately 5.9% during 2000, with stated interest rates ranging from 4.9% to 8.3% at December 31, 2000. Generally, fair value of plan assets invested approximates contract value, which was approximately $3,016,701 at December 31, 2000.

     Fidelity Puritan Fund - This fund seeks as much income as possible, consistent with the preservation of capital, by investing in a broadly diversified portfolio of high-yielding bonds, common stocks and preferred stocks.

     Fidelity U.S. Bond Index Portfolio Fund - This fund seeks to match the investment returns of the Lehman Brothers Aggregate Bond Index.

     Fidelity Diversified International Fund - This fund seeks capital growth by investing mainly in countries which are included in the Morgan Stanley EAFE Index; focuses on companies with market capitalizations of $100,000,000 or more.

     Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation, invests mainly in a portfolio of low-priced stocks that may be undervalued, overlooked or out-of-favor. This fund carries a 'redemption fee', which is charged to discourage short-term buying and selling of fund shares.

     Fidelity Equity Income Fund - This fund seeks income from a portfolio of equity securities that exceeds the composite yield as represented by the Standard & Poor's 500 Index.

     Fidelity Blue Chip Growth Fund - This fund seeks growth of capital over the long term by investing in common stocks of more well-known, established companies.

     Fidelity Aggressive Growth Fund - This fund seeks growth of capital over the long-term by investing in the stocks of small and medium-sized developing companies.

     Fidelity Growth Company Fund - This fund seeks capital appreciation by investing in common stocks of domestic and foreign issuers that may have above-average growth potential.

     Fidelity Over the Counter Portfolio Fund - This fund seeks capital appreciation by investing in securities principally traded on the over-the-counter-market.

     Fidelity Balanced Fund - This fund seeks the highest amount of current income possible while preserving capital, by investing in a balance of quality bonds and high-yielding stocks.

     Fidelity Blue Chip Fund - This fund seeks growth of capital over the long-term by investing in common stocks of more well-known established companies.

     Fidelity Dividend Growth Fund - This fund seeks to increase the value of the participant's investment over the long-term through capital growth.

     Fidelity Mid-Cap Stock Fund - This fund seeks to increase the value of the participant's investment over the long-term through capital growth.

     Spartan U.S. Equity Index Fund - This fund seeks investment results that correspond to the total return performance of the Standard and Poor's 500 Index by duplicating the investment composition.

     Fidelity Global Balanced Fund - This fund seeks income and capital growth consistent with reasonable risk by investing in equity and debt securities, including lower quality securities issued anywhere in the world.

     PanAmSat Corporation Stock Fund - Funds are invested in PanAmSat Corporation common stock.

Participant Accounts - Each Participant's account is credited with the participant's contribution and allocation of any Employer contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans - Participants can borrow from their fund accounts. Loan amounts may not exceed the lesser of: (a) 50% of the participant's vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the Participant's account during the one year period ending on the day before the date on which such loan is made. Loan transactions are treated as directed investments to (from) the investment fund from (to) the Participant Loan Fund. Loan terms cannot exceed five years, except for the purchase of a principal residence. All loans bear a reasonable rate of interest as determined by the Company, based on prevailing interest rates.

Payment of Benefits - On termination of service due to death, disability, retirement, or other termination, a participant or the lawfully designated beneficiary would receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Alternatively, the payment could be made in installments over any period which does not exceed the life expectancy of a participant or, in the event of a participant's death, the participant's beneficiary.

Participant Distributions - Participants could withdraw, without penalty, their vested interest upon termination of the Plan, retirement, death, disability, hardship or separation from service.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments held in the funds are valued on the basis of quoted market values. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan's investment assets were maintained and administered by Merrill Lynch for the benefit of participants during the year ended December 31, 1999. Subsequent to the transfer of Plan Assets in conjunction with the change in trustee and recordkeeper (see Note 1), the Plan's investment assets have been maintained and administered by Fidelity. The following investments comprised 5% or more of the total assets of the Plan as of December 31, 2000 and 1999:

                                                      2000               1999

PanAmSat Corporation Common Stock                  $6,206,253         $7,211,789
Merrill Lynch Retirement Trust                                         3,984,814
Merrill Lynch Global Allocation Fund                                   2,595,243
Merrill Lynch Growth Fund                                              1,862,771
Blackrock Small Capital Growth Fund                                    2,202,355
Massachusetts Investors Trust                                          6,081,736
Ivy International Equity Funds                                         1,420,615
Fidelity Fund                                       4,803,677
Fidelity Low Priced Stock Fund                      1,925,164
Fidelity Diversified International Fund             1,588,626
Fidelity Global Balanced Fund                       1,884,941
Fidelity Mid-Cap Stock Fund                         2,339,043
Fidelity Managed Income Portfolio                   3,016,701

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Expenses of the Plan - All administrative expenses of the Plan including custodian, recordkeeping, audit and legal expenses are paid by the Company and are not reimbursed by the Plan. Certain fees are assessed by the Custodian for the processing of participant loans and participant withdrawals. These fees are deducted from the related participants' account.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3. PARTY-IN-INTEREST TRANSACTIONS

The Plan had investments and transactions with parties-in-interest, those parties being Merrill Lynch, Fidelity Management Trust Company, PanAmSat Corporation, and participants with loan balances. Therefore, investment transactions with such funds qualify as parties-in-interest transactions as defined by ERISA.



4. TAX STATUS

The Plan adopted a non-standardized prototype plan that received an Internal Revenue Service opinion letter. The Plan Administrator will be applying for an IRS determination on the Plan as adopted. The Plan Administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

      SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                        PURPOSES AS OF DECEMBER 31, 2000

                                                                     Description                                  Current
Identity of Party                                                   of Investment                 Cost             Value
* PanAmSat Corporation Stock Fund                                Interest Bearing Cash      $    136,200       $   136,200
* PanAmSat Corporation Stock Fund                                  178,919.000  shares         6,544,539         6,206,253
* Fidelity Fund                                                    146,632.383  shares         5,956,506         4,803,677
* Fidelity Puritan Fund                                              1,993.675  shares            37,494            37,541
* Fidelity Equity Income Fund                                        1,702.475  shares            87,485            90,963
* Fidelity Growth Companies Fund                                     9,570.439  shares           854,796           683,616
* Fidelity OTC Portfolio Fund                                       14,376.373  shares           848,955           590,150
* Fidelity Balanced Fund                                            11,620.707  shares           177,587           176,519
* Fidelity Blue Chip Fund                                           12,671.422  shares           750,847           652,958
* Fidelity Low Priced Stock Fund                                    83,268.323  shares         1,847,811         1,925,164
* Fidelity Aggressive Growth Fund                                   31,270.081  shares         1,672,970         1,131,039
* Fidelity Diversified International Fund                           72,407.732  shares         1,735,143         1,588,626
* Fidelity Diversified Growth Fund                                   5,250.119  shares           158,794           157,294
* Fidelity Global Balanced Fund                                    108,143.512  shares         2,100,385         1,884,941
* Fidelity Mid-Cap Stock Fund                                       89,756.050  shares         2,093,006         2,339,043
* Fidelity Managed Income Portfolio Fund                         3,016,701.020  shares         3,016,701         3,016,701
* Spartan US Equity Index                                            10,431.239 shares           539,614           488,286
* Fidelity US Bond Index Fund                                       56,378.229  shares           576,104           597,045
* Participant Loans                                            Loans to participants at
                                                                 interest rates between
                                                                       7% and 10 %               930,357            930,357
                                                                                            ------------       ------------
                                                                                            $ 30,065,294       $ 27,436,373
                                                                                            ============       ============

*  Party-in-interest

                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

        SCHEDULE H, PART IV, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000



         Identity of Party Involved                        Description of Asset               Purchase Price
SINGLE TRANSACTIONS:

          None

SERIES OF TRANSACTIONS:

          *PanAmSat Corporation                         PanAmSat Corporation Common Stock       $1,645,882


*Party-in-interest

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of PanAmSat Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  PanAmSat Corporation Retirement Savings Plan



June 29, 2001                     By:  /s/ Stephen Salem
                                     ------------------------------------------
                                     Stephen Salem, Member
                                     Corporation Employee Benefits
                                     Committee of PanAmSat Corporation